compare of TFTO 485A filing statutory prospectus disclosure with new material for 485B filing

Trust Management

“How is the Trust managed?”

Aquila Investment Management LLC, 380 Madison Avenue, Suite 2300, New York, NY 10017, the Manager, is the Trust’s investment adviser under an Advisory and Administration Agreement. Its investment advisory duties, including portfolio management, have been delegated effective December 31, 2010 to the Sub-Adviser, ~~FAF Advisors, Inc.~~Davidson Fixed Income Management, Inc. doing business as Kirkpatrick Pettis Capital Management (the “Sub-Adviser”), under a sub-advisory agreement described below. The Manager is also responsible for administrative services, including providing for the maintenance of the headquarters of the Trust, overseeing relationships between the Trust and the service providers to the Trust and providing other administrative services. Prior to December 31, 2010, sub-advisory services were provided by FAF Advisors, Inc. a subsidiary of U.S. Bank National Association. A portion of the former sub-adviser’s asset management business, including that part of its asset management business that sub-advised the Trust, was sold on December 31, 2010..

The Sub-Adviser provides the Trust with local advisory services.

Under the Sub-Advisory Agreement, the Sub-Adviser provides for investment supervision, including supervising continuously the investment program of the Trust and the composition of its portfolio, determining what securities will be purchased or sold by the Trust, and arranging for the purchase and the sale of securities held in the portfolio of the Trust; and, at the Sub-Adviser’s expense, providing for pricing of the Trust’s portfolio daily.

During the fiscal year ended September 30, 2010, the Trust accrued management fees to the Manager at the annual rate of 0.40 of 1% of its average annual net assets.

A discussion regarding the Trustees’ basis for approving the annual renewal of the Advisory and Administration Agreement and the former Sub-Advisory Agreement is available in the Trust’s annual report to shareholders for the period ended September 30, 2010. The Trustees’ basis for approving the new Sub-Advisory Agreement will be discussed in the Trust’s semi-annual report for the period ending March 31, 2011.

Information about the Manager and the Sub-Adviser

The Trust’s Manager is a wholly-owned subsidiary of Aquila Management Corporation (“AMC”), founder of each fund in the Aquila Group of Funds, which consists of three money-market funds, seven tax-free municipal bond funds, a high income corporate bond fund and an equity fund. As of December 31, 2010, these funds had aggregate assets of approximately $___ billion, of which approximately $___billion consisted of assets of the tax-free municipal bond funds. AMC’s address is the same as that of the Manager. AMC, which was founded in 1984, is owned, directly, and through certain trusts, by members of the family of Mr. Lacy B. Herrmann.  As a result of transactions completed in 2009 no individual holds with the power to vote, directly or indirectly, more than 24.9% of the voting shares of AMC. Performance of the Advisory and Administration Agreement is guaranteed by AMC.

           The Sub-~~adviser, FAF Advisors, Inc. is a~~Adviser is an independent registered investment adviser ~~and subsidiary of U.S. Bank National Association. U.S. Bank National Association is a separate entity and a wholly owned subsidiary of U.S. Bancorp, 800 Nicollett Mall, Minneapolis, Minnesota 55402. USB is the 5th largest commercial bank in the United States. The company operates 3,013 banking offices, 5,323 ATMs in 24 states, and provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses and institutions. At September 30, 2010, on a pro forma combined basis, USB and its consolidated subsidiaries had consolidated assets of approximately $290.7 billion, consolidated deposits of $187.4billion and shareholder equity of $29.2 billion.~~ that does business in Oregon and Colorado as Kirkpatrick Pettis Capital Management. The Sub-Adviser provides a wide range of fixed-income investment management services for organizations including non-profit entities, higher education institutions, state governments, school districts, and all levels of local government.  The Sub-Adviser and its predecessor companies have served as investment sub-adviser to Aquila Tax-Free Fund of Colorado since 1992. The Sub-Adviser has approximately $5.0 billion in assets under management.

Mr. ~~Michael Hamilton, with the position of Director and Senior Portfolio Manager, is the officer of the Sub-Adviser who manages the Trust’s portfolio. He has been portfolio manager or assistant portfolio manager of the Trust since 1994, assisting in administration and credit analysis. Mr. Hamilton has managed municipal bond common trust funds, individual municipal bond portfolios, taxable portfolios, and money market funds. He has been employed by the parent company of the Sub-Adviser and its predecessors since 1989. He holds a B.A. from The College of Idaho and an M.B.A. from Western Washington University.~~ Christopher Johns is the Trust’s portfolio manager. Mr. Johns has been the portfolio manager of Aquila Tax-Free Fund of Colorado (“TFFC”), which has investment objectives similar to those of the Trust, since that fund’s inception in 1987. Mr. Johns is a Senior Vice President of the  Sub-Adviser and has been an officer of it and its predecessor companies since 1992. From 1984 through 1992, he was a portfolio manager at United Bank of Denver (now Wells Fargo, Denver), which acted as investment adviser to TFFC from its inception through 1992. He was formerly a portfolio manager of Toledo Trust Company. He holds the degree of BBA in Finance from the University of Cincinnati.

The Statement of Additional Information (“SAI”) provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager and the portfolio manager’s ownership of securities of the Trust.

           ~~On July 28, 2010, U.S. Bancorp, the ultimate parent company of FAF Advisors, Inc., the Trust’s Sub-Adviser  (the “Sub-Adviser”), agreed to sell a portion of the Sub-Adviser’s asset management business, including that part of its asset management business that sub-advises the  Trust, to Nuveen Investments, Inc. (“Nuveen”). The transaction is expected to close by the end of 2010.~~

           ~~Under the terms of the Sub-Advisory Agreement between Aquila Investment Management LLC (the “Manager”) and the Sub-Adviser, as well as the provisions of the Investment Company Act of 1940, the closing of this transaction will cause the termination of the Sub-Advisory Agreement.~~

           ~~The Board of Trustees and the Manager are reviewing the proposed transaction and will recommend actions that they believe are in the best interests of the Trust and its shareholders. These include a new arrangement with a subsidiary of Nuveen, assumption of portfolio management by the Manager or arranging for a new sub-adviser for the Trust. Some of these measures would include calling a special meeting of shareholders to consider approval of a new sub-advisory agreement.~~